SUB-ITEM 77D
As of March 2, 2000, the Board of Directors of the Dresdner RCM Small Cap Fund ("Series 2") approved a change to the market capitalization restriction. Previously, Series 2 invested at least 90% of its assets in companies with market capitalizations less than $1.5 billion. Currently, Series 2 is permitted to invest at least 90% of its investments in companies with market capitalizations, at the time of purchase, within the range of market capitalizations of companies included in the Russell 2000 Index. In addition, Series 2 now maintains a weighted-average market capitalization that is no less than 50% and no more than 200% of the weighted-average market capitalization of the securities that comprise the Russell 2000 Index.



N-SAR semi-annual 2000 exhibit (Capital).doc	Page 1	08/25/00